


05041088

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SECU[illegible] ISSION

# ANNUAL AU[illegible] ORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-44412 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT AS OF 12/31/04
MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**PTI SECURITIES & FUTURES L.P.**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID.NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**411 South Wells Street, Suite 900**
(No. and Street)

| **Chicago** | **Illinois** | **60607** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| **Daniel J. Haugh** | **(312) 663-3053** |
| --- | --- |
| (Name) | (Area Code – Telephone No.) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska, Certified Public Accountants**
(Name – if individual, state last, first, middle name)

| **141 West Jackson Boulevard, Suite 3520** | **Chicago** | **Illinois** | **60604** |
| --- | --- | --- | --- |
| (Address) | (City) | | (Zip Code) |

**CHECK ONE:**
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# PTI SECURITIES & FUTURES L.P.

## STATEMENT OF FINANCIAL CONDITION
## AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

**as of December 31, 2004**
**AVAILABLE FOR PUBLIC INSPECTION**

# OATH OR AFFIRMATION

I, **Daniel J. Haugh**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **PTI Securities & Futures L.P.** as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President, Haugh, Inc. (the General Partner)
Title

Subscribed and sworn to before me this

25th day of February, 2005


"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Exp. 08/20/2008



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## INDEPENDENT AUDITORS' REPORT

To the Partners of
PTI Securities & Futures L.P.

We have audited the accompanying statement of financial condition of PTI Securities & Futures L.P., as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PTI Securities & Futures L.P. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5(d) under Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 8, 2005

## PTI SECURITIES & FUTURES L.P.

## STATEMENT OF FINANCIAL CONDITION
## as of December 31, 2004

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 52,110 |
| Receivables from brokers and dealers | | 93,469 |
| U.S. Treasury bill on deposit with broker-dealer, at market value | | 49,585 |
| Commissions receivable | | 138,116 |
| Other assets | | 4,625 |
| | $ | 337,905 |

### LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 76,028 |
| **Partners' Capital** | | 261,877 |
| | $ | 337,905 |

See accompanying notes.

# PTI SECURITIES & FUTURES L.P.

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## as of December 31, 2004

---

### 1. Organization and Business

PTI Securities & Futures L.P. (the "Partnership") was formed on December 11, 1991, pursuant to the Revised Uniform Limited Partnership Act of the State of Illinois. The Partnership is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Partnership is also registered with the Commodity Futures Trading Commission as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Partnership solicits and accepts orders to buy or sell securities, equity options, futures contracts and futures options but does not accept money or other assets to support such orders. The Partnership also engages in the proprietary trading of securities and futures instruments.

### 2. Summary of Significant Accounting Policies

Revenue Recognition
Commission revenue and related expenses on futures and futures options contracts are recorded on a "half-turn" basis, which is the date when the futures contracts are opened or closed and when futures options contracts are initially purchased or sold. Commission revenue and related expenses on securites and securities options are recorded on a trade date basis.

Depreciation
Furniture and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method.

Income Taxes
Federal income taxes have not been provided for as each partner is individually liable for the taxes, if any, on his share of the Partnership's income and expenses.

Statement of Cash Flows
For the statement of cash flows, cash is defined as cash and cash equivalents with maturities of less than three months.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

## 3. Minimum Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15(c)3-1 and CFTC Regulation 1.17, and has elected to use the basic method as permitted by these rules. Under these rules, the Partnership is required to maintain "net capital' equal to $30,000. At December 31, 2004, the Partnership had net capital and net capital requirements of $257,005, and $30,000, respectively.

## 4. Clearing Agreements

The Partnership has entered into fully disclosed clearing agreements with Mesirow Financial, Inc. ("Mesirow") and R.J. O'Brien & Associates Inc. ("RJO"), whereby Mesirow will offer certain clearing, execution and related services for transactions in securities and whereby RJO will offer certain clearing, execution and related services in futures.

## 5. Related Party Transactions

At December 31, 2004, receivables from related entities totaled $1,600 and are reflected in other assets in the statement of financial condition.

## 6. Lease Commitment

The Company conducts it operations in leased office facilities and annual rentals are charged to current operations.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of December 31, 2004:

| Year Ending December 31 | | Amount |
|---|---|---|
| 2005 | $ | 38,000 |
| 2006 | | 38,000 |
| 2007 | | 39,000 |
| 2008 | | 23,000 |
| Total | $ | 138,000 |

## 7. Litigation

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss therefrom. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the position of the Company.

## SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **PTI SECURITIES & FUTURES L.P.** as of **December 31, 2004**

## COMPUTATION OF NET CAPITAL

| |  | |  | |  |
|---|---|---|---|---|---|
| 1. | Total ownership equity (from Statement of Financial Condition - item 1800) | | | $ 261,877 | [3480] |
| 2. | Deduct Ownership equity not allowable for net capital | | | | [3490] |
| 3. | Total ownership equity qualified for net capital | | | $ 261,877 | [3500] |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | [3520] |
| | B. Other (deductions) or allowable credits (List) | | | | [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | $ 261,877 | [3530] |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (see below) | $ 4,625 | [3540] | | |
| | 1. Additional charges for customers' and non-customers' security accounts. | | [3550] | | |
| | 2. Additional charges for customers' and non-customers' commodity accounts. | | [3560] | | |
| | B. Aged fail-to-deliver | | [3570] | | |
| | 1. Number of items ______ [3450] | | | | |
| | C. Aged short security differences-less reserved of ______ [3470] | | [3580] | | |
| | number of items ______ [3470] | | | | |
| | D. Secured demand note deficiency | | [3590] | | |
| | E. Commodity futures contracts and spot commodities proprietary capital charges | | [3600] | | |
| | F. Other deductions and/or charges | | [3610] | | |
| | G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x) | | [3615] | | |
| | H. Total deduction and/or charges. | | | $ (4,625) | [3620] |
| 7. | Other additions and/or allowable credits (List) | | | | [3630] |
| 8. | Net Capital before haircuts on securities positions | | | $ 257,252 | [3640] |
| 9. | Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | | [3660] | | |
| | B. Subordinated securities borrowings | | [3670] | | |
| | C. Trading and Investment securities | | | | |
| | 1. Bankers' acceptances, certificates of deposit and commercial paper | | [3680] | | |
| | 2. U.S. and Canadian government obligations | $ 247 | [3690] | | |
| | 3. State and municipal government obligations | | [3700] | | |
| | 4. Corporate obligations | | [3710] | | |
| | 5. Stocks and warrants | | [3720] | | |
| | 6. Options | | [3730] | | |
| | 7. Arbitrage | | [3732] | | |
| | 8. Other securities | | [3734] | | |
| | D. Undue concentration | | [3650] | | |
| | E. Other (list) | | [3736] | $ (247) | [3710] |
| 10. | Net Capital | | | $ 257,005 | [3750] |
| | | | | OMIT PENNIES | |

**Non-Allowable Assets (Line 6.A.):**

Other assets $ 4,625

Note: **There are no material differences between the audited computation of net capital and the Partnership's unaudited FOCUS report as filed.**

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART III

BROKER OR DEALER: **PTI SECURITIES & FUTURES L.P.** as of **December 31, 2004**

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | 5,068 | [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 30,000 | [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | $ | 30,000 | [3760] |
| 14. | Excess net capital (line 10 less 13) | $ | 227,005 | [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 1.9) | $ | 249,402 | [3780] |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ | 76,028 | [3790] |
| 17. | Add: | | | | | |
| | A. Drafts for immediate credit | | [3800] | | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | | | |
| | C. Other unrecorded amounts (List) | | [3820] | | | [3830] |
| 18. | Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)). | | | | | [3838] |
| 19. | Total aggregate indebtedness | | | $ | 76,028 | [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 – by line 10) | | | | 30% | [3850] |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | | [3860] |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits | | [3870] |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | [3880] |
| 24. | Net capital requirement (greater of line 22 or 23) | | [3760] |
| 25. | Excess net capital (line 10 less 24) | | [3910] |
| 26. | Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8) | | [3851] |
| 27. | Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 – by line 17 page 8) | | [3854] |
| 28. | Net capital in excess of: the greater of:A. 5% of combined aggregate debit items or $120,000 | | [3920] |

### OTHER RATIOS

**Part C**

| | | | |
|---|---|---|---|
| 29. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | [3860] |
| 30. | Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity underRule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital | | [3852] |

**NOTES:**

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

| NAME OF PARTNERSHIP | EMPLOYER ID NO: | NFA ID NO: |
|---|---|---|
| **PTI SECURITIES & FUTURES L.P.** | **36-3797795** | **0244522** |

## CFTC FORM 1-FR-IB
## STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
## AS OF 12/31/04

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 1. | Current assets | | | | | $ 333,280 | [3000] |
| 2. | Total liabilities | | | $ 76,028 | [3030] | | |
| 3. | Deductions from total liabilities | | | | | | |
| | A. Liabilities subject to satisfactory Subordinated agreements (page 3, line 19.A) | | [3040] | | | | |
| | B. Certain deferred income tax liability (see regulation 1.17(c)(4)(iv) | | [3050] | | | | |
| | C. Certain current income tax liability (see regulation 1.17(c)(4)9v)) | | [3060] | | | | |
| | D. Long term debt pursuant to Regulation 1.17(c)(4)(vi) | | [3070] | | | | |
| | E. Total deductions | | | | [3080] | | |
| | F. Adjusted liabilities | | | | | $ (76,028) | [3090] |
| 4. | Net capital (subtract line 3.F. from line 1) | | | | | $ 257,252 | [3100] |

Charges Against Net Capital (see regulation 1.17(c)(5))

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 5. | Charges against inventories held, fixed price commitments, and advances against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii) for specific charge. If charge is applicable, attach statement Showing calculation of charge) | | | | | | [3155] |
| 6. | Charges as specified in section 240.15c3-1(c)92)(vi) and (vii) against securities owned by firm: | MARKET VALUE | | CHARGE | | | |
| | A. U.S. and Canadian government obligations | 49,585 | [3160] | 247 | [3170] | | |
| | B. State and Municipal government obligations | | [3180] | | [3190] | | |
| | C. Certificates of deposit, commercial paper... and bankers' acceptances | | [3200] | | [3210] | | |
| | D. Corporate obligations | | [3220] | | [3230] | | |
| | E. Stocks and warrants | | [3240] | | [3250] | | |
| | F. Other securities | | [3260] | | [3270] | | |
| | G. Total charges (add lines 6.A. - 6.F) | | | | | $ 247 | [3280] |
| 7. | Charges as specified in section 240.15c3-1(c)(2)(iv)(F) | | | | | | |
| | A. Against securities purchased under agreements to resell | | | | | | [3290] |
| | B. Against securities sold under agreements to repurchase | | | | | | [3300] |
| 8. | Charges on securities options as specified in section 240.15c3-1. Appendix A | | | | | | [3310] |

**Current Assets:**

| | | |
|---|---|---|
| Cash | $ | 52,110 |
| Receivables from brokers and dealers | | 93,469 |
| U.S. Treasury bill on deposit with B-D | | 49,585 |
| Commissions receivable | | 138,116 |
| | $ | 333,280 |

| NAME OF PARTNERSHIP | EMPLOYER ID NO: | NFA ID NO: |
|---|---|---|
| PTI SECURITIES & FUTURES L.P. | 36-3797795 | 0244522 |

## CFTC FORM 1-FR-IB
## STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
## AS OF 12/31/04, Continued

| | | | |
|---|---|---|---|
| 9. | Charges against open commodity in the IB's account<br>A. Uncovered exchange-traded futures and granted options contracts - percentage of margin requirements applicable to such contracts | | [3350] |
| | B. Ten percent (10%) of the market value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options) | | [3380] |
| | C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options) | | [3390] |
| 10. | Five percent (5%) of all unsecured receivables from unregistered futures commission merchants or securities brokers or dealers | | [3410] |
| 11. | Deficiency in collateral for secured demand notes | | [3420] |
| 12. | Adjustment to eliminate benefits of consolidation (explain in separate page) | | [3430] |
| 13. | Total charges (add lines 5 through 12) | $ 247 | [3440] |
| | Net Capital Computation | | |
| 14. | Adjusted net capital (subtract line 13 from line 4) | $ 257,005 | [3500] |
| 15. | Net capital required (show $40,000 if IB is not a member of a designated self-regulatory organization) | 30,000 | [3600] |
| 16. | Excess net capital (subtract line 15 from line 14) | $ 227,005 | [3610] |

## PTI SECURITIES & FUTURES L.P.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2004

The Partnership did not handle any customer cash or securities during the year ended December 31, 2004 and does not have any customer accounts.

## PTI SECURITIES & FUTURES L.P.

## COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2004

The Partnership did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2004 and does not have any PAIB accounts.

## PTI SECURITIES & FUTURES L.P.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2004

The Partnership did not handle any customer cash or securities during the year ended December 31, 2004 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Partners of
PTI Securities & Futures L.P.

In planning and performing our audit of the statement of financial condition of PTI Securities & Futures L.P. (the "Partnership") as of December 31, 2004, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not perform any testwork on the daily computations of the segregation requirements of section 4d(2) of the CFTC and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Partnership did not handle any customer cash or securities during the year ended December 31, 2004.



The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the SEC and the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 8, 2005